UNITED
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53088

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **October 1, 2007** (MM/DD/YY) AND ENDING **September 30, 2008** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Agency Trading Group, Inc.

PROCESSED
NOV 28 2008
THOMSON REUTERS

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 East Lake Street
(No. and Street)

Wayzata	**MN**	**55391**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Hughes **952-476-9500**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Patrick Hughes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Agency Trading Group, Inc. as of September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA D. JUNCESKI
NOTARY PUBLIC – MINNESOTA
My Commission Expires Jan. 31, 2010

Pamela D. Junceski
Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditing report on internal accounting controls.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

AGENCY TRADING GROUP, INC.

FINANCIAL STATEMENTS

Years Ended September 30, 2008 and 2007

MHM

Mayer Hoffman McCann P.C.

An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

AGENCY TRADING GROUP, INC.

We have audited the statements of financial condition of Agency Trading Group, Inc. as of September 30, 2008 and 2007, that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Agency Trading Group, Inc. as of September 30, 2008 and 2007 in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
November 21, 2008

AGENCY TRADING GROUP, INC.

STATEMENTS OF FINANCIAL CONDITION

September 30, 2008 and 2007

	2008	2007
ASSETS		
Cash and cash equivalents	$ 881,656	$ 1,834,185
Accounts receivable	315,174	454,358
Commissions receivable	920,969	757,000
Related party receivable	37,982	37,982
Employee receivable	11,000	-
Clearing deposit	210,623	211,088
Prepaid expenses and deposits	34,566	35,187
Property and equipment, at cost, less accumulated depreciation	191,275	111,255
TOTAL ASSETS	$ 2,603,245	$ 3,441,054
LIABILITIES		
Accounts payable	$ 227,332	$ 255,387
Accrued commissions	94,554	72,801
Other accrued expenses	516,511	72,289
TOTAL LIABILITIES	838,397	400,477
STOCKHOLDER'S EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 100 shares, issued and outstanding 100 shares	1	1
Additional paid-in capital	1,090,999	1,090,999
TOTAL CAPITAL CONTRIBUTED	1,091,000	1,091,000
RETAINED EARNINGS	673,848	1,949,578
TOTAL STOCKHOLDER'S EQUITY	1,764,848	3,040,578
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,603,245	$ 3,441,054

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

(1) Nature of business and significant accounting policies

Nature of business - Agency Trading Group, Inc. (the Company) is a wholly owned subsidiary of Agency Trading Group Holdings, Inc. whose sole operation consists of the operations of the Company. The Company is a FINRA, Financial Industry Regulatory Authority, member firm for the purpose of earning referral revenue from another FINRA member firm,

The Company is principally engaged in providing security brokerage services to institutional investors. The Company provides trading services to approximately 50 customers throughout the United States and Canada; however its customers are primarily concentrated in the upper Midwest. The Company executes equity and option security transactions on U.S. and Canadian exchanges including various electronic exchanges.

Customer's accounts and records are maintained by National Financial Services which operates on a fully disclosed basis.

A summary of the Company's significant accounting policies follows:

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income recognition on securities transactions - Securities transactions with customers and the related commission income and expense are recorded on a settlement-date basis, generally one business day following the transaction. The impact of unsettled transactions on securities owned, securities sold but not yet purchased, and income net of related expenses is not material.

Receivables and credit policies - Receivables from clearing organizations for commissions earned by the Company are paid within 30 days of the month end close of business. Employee receivables principally consist of non-interest bearing loans due in six months. An employee receivable is considered delinquent if not paid on its maturity date.

The carrying amounts of employee receivables are reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all employee receivable balances monthly and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. There are no amounts that management considers uncollectible at September 30, 2008 and 2007.

Subchapter "S" election – As of October 1, 2003, the stockholder and the Company elected to be taxed in accordance with provisions of Subchapter "S" of the Internal Revenue Code. Therefore, no provision for income taxes has been reflected in the financial statements.

(1) Nature of business and significant accounting policies (continued)

Cash and cash equivalents - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Property and equipment - Property and equipment are recorded at cost. Expenditures for renewals and betterments are capitalized. Repairs and maintenance are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts and any gain or loss is reflected in the results of operations.

Depreciation - Depreciation of property and equipment is computed under straight-line methods over estimated useful lives as follows:

Assets	Useful Lives
Office equipment	7 years
Office furniture and fixtures	7 years
Computer equipment	5 years

Depreciation expense was $47,300 and $49,800 for the years ended September 30, 2008 and 2007, respectively.

Recently Issued Accounting Pronouncements

SFAS 157 - During September 2006, the FASB issued SFAS 157, "Fair Value Measurements" ("SFAS 157"), which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is required to adopt the provisions of SFAS 157 in 2009 and is currently evaluating the effects, if any, that this pronouncement may have on the financial statements.

FIN 48 - During June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was scheduled to be effective for fiscal years beginning after December 15, 2008 however implementation for nonpublic companies has been deferred for one year. The Company is required to adopt the provisions of FIN 48 for the fiscal year beginning October 1, 2009 and is currently are evaluating the effects, if any, that FIN 48 may have on the consolidated financial statements.

(2) Related party transactions

Related party receivable consists of advances to an officer, stockholder and resulted from an advance made for income taxes on the Company's S corporation earnings. The outstanding amounts due from the officer, stockholder were $37,982 and $37,982 as September 30, 2008 and 2007, respectively. The Company made distributions to the stockholders in the amounts of $6,029,000 and $800,000 during the years ended September 30, 2008 and 2007, respectively.

(3) Receivable from clearing organization

The receivables from the Company's primary clearing organization consist of the following:

	2008	2007
Commissions receivable	$ 921,000	$ 757,000
Clearing deposits	200,000	200,000
Total	$ 1,121,000	$ 957,000

Commissions earned on transactions cleared through this firm were $12,300,000 and $5,600,000 for the years ended September 30, 2008 and 2007, respectively.

(4) Property and equipment

The following is a summary of property and equipment:

	2008	2007
Office equipment	$ 195,602	$ 195,602
Office furniture and fixtures	23,480	13,879
Computer equipment	206,395	88,699
	425,477	298,180
Less accumulation depreciation	234,202	186,926
Total property and equipment	$ 191,275	$ 111,254

(5) Financial instruments with off-balance-sheet risk

In the normal course of business, the Company's customer activities involve the execution, and settlement of customer securities. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counter party is unable to fulfill its contractual obligations.

(5) Financial instruments with off-balance-sheet risk (continued)

Customer securities transactions are recorded on a settlement-date basis, which is generally one business day after the trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions on securities owned, securities sold but not yet purchased, and income net of related expenses is not material. The Company's customer securities activities are transacted on a cash basis. The Company does not normally carry securities either for inventory or investment purposes

(6) Customer transactions

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2) of that rule.

(7) Operating Leases

The Company's primary office facility is leased from a related party as discussed below. The Company leases secondary office space under an operating lease.

The lease requires base lease payments of $1,575 to $1,614 over the lease term to March 31, 2010. In addition the Company is required to pay common area charges and a pro-rata share of certain operating and real estate tax expense.

The future minimum rental payments required under the operating lease that have noncancellable lease terms in excess of on year are as follows:

Years Ending September 30,	Total
2009	$ 19,100
2010	9,700
Totals	$ 28,800

(7) Operating Leases (continued)

Total rent expense under operating leases with terms in excess of one month was as follows:

		2008
Minimum rentals	$	9,500
Common area charges		1,800
Totals	$	11,300

(8) Related party transactions

The Company leases office space from its officer and stockholder. The month-to-month office lease agreement provides for monthly rental payments of $15,000. Total rent expense with this related party for the years ended September 30, 2008 and 2007 was $180,000.

(9) Profit sharing plan

The Company has a 401(k) and profit sharing plan covering substantially all of its employees. The Company's made no contributions for the years ended September 30, 2008 and 2007.

(10) Major customers

The Company had two customers whose revenues exceeded 10% of the Company's total revenues. Their revenues totaled 25% of total revenue for 2008. During 2007 the Company had four customers whose revenues totaled approximately 61% of total revenues.

(11) Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. At September 30, 2008, the Company's net capital of $1,102,000 was $1,002,000 in excess of the required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was .76 to 1.

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors

AGENCY TRADING GROUP, INC.

We have audited the financial statements of Agency Trading Group, Inc. for years ended September 30, 2008 and 2007, and have issued our report thereon dated November 21, 2008. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

However, as discussed below, we identified a certain deficiency in internal control over financial reporting.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects Agency Trading Group, Inc.'s ability to initiate, authorize, record, process, or report financial data reliably, in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. We consider the following deficiency to be a material deficiency in internal control over financial reporting.

The size of the business and the limited number of employees imposes practical limitations on the effectiveness of those internal accounting control practices and procedures that depend on the segregation of duties. Under the provisions of the American Institute of Certified Public Accountant's Statement of Auditing Standard No. 112, the lack of segregation of duties is defined as areas of material weakness in internal control. Since these conditions are inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company. Our study and evaluation disclosed no facts that came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Agency Trading Group, Inc. taken as a whole. Our study and evaluation disclosed no condition that came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of members, and should not be used for any other purpose.

Myr Hoffman McCann P.C.

Minneapolis, Minnesota
November 21, 2008

END